Mail Stop 0407

      						May 10, 2005


Via U.S. Mail and Fax (303) 928-2832

Mr. Donald F. Detampel, Jr.
Chief Executive Officer and President
Raindance Communications, Inc.
1157 Century Dirve
Louisville, CO  80027

	RE:	Raindance Communications, Inc.
      Form 10-K for the year ended December 31, 2004
		Filed March 15, 2005
		File No. 0-31045

Dear Mr. Detampel:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Financial Statements

Note (1) Summary of Significant Accounting Policies, pages F-8 to
F-
13

(e) Goodwill and intangible assets, page F-9

1. Expand your disclosure to clarify that the goodwill impairment test involves a two-step approach and that impairment is measured based on a comparison of the implied fair value of goodwill to its carrying amount at the reported unit level.

 (i) Software Development Costs, pages F-10 and F-11

2. Please expand the disclosure to include how you evaluated the amounts of Raindance Meeting Edition software costs previously capitalized in accordance with the guidance in paragraph 10 of FAS 86.

3. Refer to the disclosure on page 31 which states that "currently, we do not have any software licensing revenue projected". Since you indicate that the licensing was a one-time event and you are not projecting future cash flows from software licensing, tell us why you did not write down the capitalized software costs as of the balance sheet date to net realizable value pursuant to paragraph 10 of FAS
86. Also, if your determination of net realizable value of the capitalized software included estimates of revenues from internal-use of the software in addition to zero estimated revenues from future external distribution of the software, please tell us your basis in
GAAP for doing so. Please also see paragraphs 39, 40 and 89 of SOP
98-1 and ARB 43, Chapter 4, paragraph 9 for guidance.

Note 8 (E) Commitments and Contingencies, page F-22

4. Refer to your disclosure of the complaint by iTalk, LLC.
Revise
to disclose the estimated loss pursuant to paragraph 8 of FAS 5 or provide an estimate of the possible loss or range of loss pursuant to paragraph 10 of FAS 5. Please revise the disclosure in Item 3.
Legal
Proceedings on page 10 accordingly.


*    *    *    *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Claire DeLabar, Staff Accountant, at (202)
551-
3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director
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Mr. Donald F. Detampel, Jr.
Raindance Communications, Inc.
May 10, 2005
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